Raymond James & Associates, Inc.

222 Riverside Plaza

Suite 700

Chicago, Illinois 60606

June 17, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Erin Jaskot
Jeffrey Gabor

Re:	Vericity, Inc.

Registration Statement on Form S-1 (File No. 333-231952)

Request for Acceleration of Effective Date

Ladies and Gentleman:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Raymond James & Associates, Inc. (“Raymond James”), on behalf of itself and Griffin Financial Group, LLC, hereby requests that the Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 9:00 a.m., Eastern Time, on June 20, 2019, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Allan Jean
Name: Allan Jean
Title: Director

cc:	Locke Lord LLP

Laura Crotty